UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☐	Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

(Exact name of trustee as specified in its charter)

New York	13-3439945
(State of incorporation of organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

6201 15th Avenue, Brooklyn, New York	11219
(Address of principal executive offices)	(Zip Code)

Paul H. Kim

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

(718) 921-8183

(Name, address and telephone number of agent for service)

COMSTOCK RESOURCES, INC.

(Exact name of obligor as specified in its character)

Nevada	94-1667468
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5300 Town and Country Boulevard Suite 500 Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)

Debt Securities

(Title of the Indenture Securities)

TABLE OF ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS

Exact Name of Additional Registrant as Specified in its Organizational Document*	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.
Comstock Oil & Gas, LLC	Nevada	75-2272352
Comstock Oil & Gas-Louisiana, LLC	Nevada	28-0012430

*	Addresses and telephone numbers of principal executive offices are the same as that of Comstock Resources, Inc.

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

New York State Department of Financial Services

One State Street

New York, NY 10004-1511

(b) Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3-15.

Items 3-15 are not applicable because, to the best of the trustee’s knowledge, the obligor is not in default under any indenture for which the trustee acts as trustee.

Item 16. List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended (the “Act”) and 17 C.F.R. 229.10(d).

Exhibit	Exhibit Title

T-1.1	A copy of the Articles of Organization of the Trustee, as amended to date

T-1.2	A copy of the Certificate of Authority of the Trustee to commence business

T-1.3	The authorization to exercise corporate trust powers is contained in and incorporated herein by reference to Exhibits 1 and 2 of Form T-1

T-1.4	Limited Liability Trust Company Agreement of the Trustee

T-1.5	Not applicable

T-1.6	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939

T-1.7	A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority

T-1.8	Not applicable

T-1.9	Not applicable

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, American Stock Transfer & Trust Company, LLC, a limited liability trust company organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and the State of New York, on the 22nd day of June, 2020.

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

Trustee

By: /s/ Paul H. Kim
Name: Paul H. Kim
Title: Assistant General Counsel